                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                 Form 11-K

     (Mark One)
     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For The Fiscal Year Ended December 31, 1993

                                    OR

     [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE
           REQUIRED]

          For the transition period from             to

     Commission file number  0-6547

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         MCI Communications Corporation Retirement Savings Plan - Part IV of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k)

     B.  Name of issuer of the securities held pursuant to the
         plan and the address of its principal executive
         office:  MCI Communications Corporation, 1801
         Pennsylvania Avenue, NW, Washington, DC  20006

                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                  Page(s)
                                                  -------

Report of Independent Accountants                    3

Statements of Net Assets Available for Benefits
at December 31, 1993 and 1992                        4

Statement of Changes in Net Assets Available for
Benefits for the year ended December 31, 1993        5

Notes to Financial Statements on Form 11-K           6-11

Additional Information:
     Schedule I.  Schedule of Assets Held for
                   Investment Purposes at
                   December 31, 1993                12

     Schedule II. Schedule of Reportable
                   Transactions for the year        13
                   ended December 31, 1993

Signature                                           14

Exhibits:
     23.  Consent of Independent Accountants        15

     99.  Certification Regarding Certain
          Investment Arrangements                   16

                     REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrative
Committee of the MCI Communications Corporation
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of the MCI Communications Corporation Retirement Savings Plan - Part IV of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) at December 31, 1993 and 1992, and the changes in its financial status for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE

Washington, D.C.
June 10, 1994

                      MCI COMMUNICATIONS CORPORATION
                          RETIREMENT SAVINGS PLAN
                             EIN:  52-0886267
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                               DECEMBER 31
                                               -----------
                                           1993          1992
                                       -----------   -----------

Non-interest bearing cash              $   216,871   $        70
                                       -----------   -----------
Receivables:

  Employer contribution receivable         352,919            21

  Other receivable                          58,963        30,747
                                       -----------   -----------
     Total receivables                     411,882        30,768
                                       -----------   -----------
General Investments:

  Loans to participants                  6,610,567     4,694,427

  Value of interest in collective
    investment funds of trustee          6,257,468    21,981,845

  Value of interest in registered
    investment company                  77,838,417    34,084,008

  Value of guaranteed investment
   contracts                            73,898,683    65,056,495
                                       -----------   -----------

     Total general investments         164,605,135   125,816,775
                                       -----------   -----------

Employer related investments:

  Employer securities                  133,186,490    79,442,459
                                       -----------   -----------

Net assets available for benefits     $298,420,378  $205,290,072
                                       ===========   ===========







See accompanying notes to the financial statements.




                                     Page 4

                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN:  52-0886267
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED December 31, 1993

INCOME
- ------

Contributions:

  Non-cash employer                                         $ 17,526,017
  Participants                                                39,402,255
  Rollovers                                                    5,104,066
  Transfers from ESOP                                            553,020
                                                            ------------
    Total contributions                                       62,585,358
                                                            ------------
Earnings on investments:

  Interest on cash                                                21,750
  Interest on participant loans                                  411,500
  Interest on guaranteed investment contracts                  6,045,367
  Dividends on common stock                                      219,111
  Net gain on disposition of assets                              901,285
  Unrealized appreciation of assets                           33,404,138
  Net investment gain from collective
    investment funds of trustee                                2,146,262
  Net investment gain from registered
    investment company                                         7,423,743
                                                            ------------
    Total earnings on investments                             50,573,156
                                                            ------------
Total income                                                 113,158,514


EXPENSES
- --------

Participant benefits                                        (10,723,992)
                                                            ------------
Net income                                                  102,434,522

Transfer of assets to the Plan                                   44,519

Transfer of Assets to MCI Consumer Markets 401(k)            (9,348,735)

Net assets available for benefits at beginning
  of year                                                   205,290,072
                                                           ------------
Net assets available for benefits at end of
  year                                                     $298,420,378
                                                           ============

See accompanying notes to the financial statements.

                      MCI COMMUNICATIONS CORPORATION
                          RETIREMENT SAVINGS PLAN
                              EIN: 52-0886267
                NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                        December 31, 1993 and 1992

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MCI Communications
Corporation Retirement Savings Plan (the "Plan" or "RSP") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Effective July 1, 1988, MCI Communications Corporation (the "Company") added a 401(k) deferral feature, called the Retirement Savings Plan, as Part IV to its employee stock ownership plan and renamed the combined plan the MCI Communications Corporation Employee Stock Ownership Plan and 401(k). The MCI Communications Corporation Employee Stock Ownership Plan and 401(k) is comprised of four parts: Part I is an employee stock ownership plan, Part II is an investment tax credit employee stock ownership plan and a payroll-based employee stock ownership plan, Part III outlines special provisions and Part IV is the Retirement Savings Plan. The accompanying financial statements are solely those of Part IV, the MCI Communications Corporation Retirement Savings Plan and are not intended to present the financial position or results of operations of the MCI Communications Corporation Employee
Stock Ownership Plan and 401(k) taken as a whole.    The Company
separately prepares an annual report on the overall MCI Communications Corporation Employee Stock Ownership Plan and 401(k) which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees who request it.

The Plan is a deferred savings plan, under which eligible employees may contribute up to 10% of eligible compensation ("Elective Contribution") under the Plan. The first 6% of the Elective Contribution is eligible for a Company matching contribution in the form of MCI Communications Corporation common stock. The Company's matching contribution is $.50 for each eligible dollar contributed by participants. The Company's matching contribution is made monthly and is determined by the closing price of MCI Communications Corporation common stock on the last trading day of the month. Participants' Elective Contributions are withheld from their biweekly paychecks and the Company transfers these contributions to the Plan after each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for each Plan year during which they complete at least 1,000 hours of service. Elective Contributions may be invested in any of four investment funds. The available investment funds are:

  -   Fund A - Aggressive Equity Fund

        An aggressive equity mutual fund invested primarily in corporate stocks. The fund is professionally managed by Putnam Voyager.

  -   Fund B - MCI Common Stock Fund

        A fund investing in MCI Communications Corporation common stock. These shares of stock are qualified employer securities as defined by the Employee
        Retirement Income Security Act of 1974.

  -   Fund C - Laurel S & P Fund

        An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's
        500 Composite Stock Index. All investment decisions are made by Mellon Capital Management
        Corporation, a subsidiary of the Plan trustee.
        The trustee oversees the fund in accordance with the trust agreement.

  -   Fund D - Long-Term Fixed Income Fund

        A long-term fixed income fund which guarantees both principal and interest through investments in guaranteed interest and annuity contracts. The guaranteed interest rate at December 31, 1993 was 9.2%.

        This fund also includes investments in the Mellon Bank
        Temporary Investment Fund (TIF) due to a contract maturity at December 29, 1993.

Each individual's investment in Fund B is recorded in their participant account on a per share basis of the MCI Communications Corporation common stock according to their pro rata portion of the share activity in the fund. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

Participants may transfer all or part of their Elective
Contribution balance and related earnings in any fund to any other fund on a quarterly basis. Participants may change the allocation of their future contributions among funds at the beginning of any month.

The Plan allows participants to borrow up to one-half of their vested account balances (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan.
Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Loan proceeds are disbursed pro rata from each of the borrowers' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the borrowers' current investment election. Interest rates for new loans are determined quarterly by the Plan Administrative Committee, based on the prime rate as published on the first day of each quarter in The Wall Street Journal, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full, with one month's notice, by a cashier's or certified check. During the Plan year ended December 31, 1993, $4,846,937 in loans were disbursed and principal repayments of $2,390,698 were made.

Certain participants have the right to diversify a portion of their account in the Employee Stock Ownership Plan (ESOP, Part I of the MCI Communications Corporation Employee Stock Ownership
Plan and 401(k)) and transfer a portion of their account to the RSP. Participants in the ESOP, who have attained at least 55 years of age and have been a member of the ESOP for at least ten years, are eligible to diversify under these provisions. During 1993 and 1992, 11,133 and 1,578 shares of MCI Communications Corporation common stock at a fair market value on the diversification date of $553,020 and $52,666, respectively, were transferred from the ESOP to the RSP pursuant to these provisions. In addition to ESOP diversification, during 1993 1,356 shares of MCI Communications Corporation common stock at a fair market value on the diversification date of $66,898, were transferred from the Fund B Employer Match fund to the RSP pursuant to these provisions.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account balance of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant can demonstrate an economic hardship. Upon termination of employment, a participant receives all vested assets in his individual account. Non-vested portions of a terminated participant's account are forfeited and used to offset future Company matching contributions. As of December 31, 1993 and 1992, forfeitures included in the Plan were $54,015 and $885,808, respectively, which included 1,311 and 14,135 forfeited shares of MCI Communications Corporation common stock, at year-end fair market values of $37,050 and $560,099, respectively.

The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. Plan assets are held by the trustee and recordkeeper, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The Company reserves its right under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of the Employee Retirement Income Security Act of 1974. The Company has not expressed any intention to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Common Stock, the Laurel S & P
Fund and the Mellon Bank Temporary Investment Fund are party-in-interest investments.



NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements for the Plan are prepared on the accrual basis of accounting.

The expense recorded upon the distribution of the Company's common stock to participants is the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value to the Plan of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchases and sales of securities are recorded on the trade date.

The Plan's interest in a registered investment company and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed interest and annuity contracts are stated at contract value, measured as cost plus earned interest income.

Administrative expenses of the Plan are paid by the Company.




















                                  Page 9

NOTE 3 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The allocation of income and changes in assets among the investment funds for the year ended December 31, 1993 are as follows:

                        Aggressive                                                 Long-Term
                         Equity            MCI Common           Equity Index     Fixed Income       Total
                          Fund             Stock Fund               Fund             Fund           Funds
                      ------------       --------------         ------------   ----------------  -------------
INCOME
- ------
Contributions:

  Non-cash employer                         $17,526,017                                           $ 17,526,017

  Participants         $11,451,586            9,037,492         $  7,304,281        $11,608,896     39,402,255

  Rollovers                513,912              385,676              197,751          4,006,727      5,104,066

  Transfers from ESOP      110,656                  468              148,304            293,592        553,020
                       -----------          -----------          -----------        -----------   ------------
  Total contributions   12,076,154           26,949,653            7,650,336         15,909,215     62,585,358
                       -----------          -----------          -----------        -----------   ------------
Earnings on investments:

  Interest on cash (TIF)     1,568                3,149               11,044              5,989         21,750

  Interest on participant
    loans                  104,548               120,421              62,329            124,202        411,500

  Interest on guaranteed
    investment contracts                                                              6,045,367      6,045,367

  Dividends on common stock                      219,111                                               219,111

  Net gain on disposition
    of assets                                    901,285                                               901,285

  Unrealized appreciation
    of assets                                 33,404,138                                            33,404,138

  Net investment gain from
    collective investment
    funds of trustee             57                                2,146,205                         2,146,262

  Net investment gain from
    registered investment
    company               7,423,743                                                                  7,423,743
                        -----------          -----------          -----------    -----------      ------------
  Total earnings
    on investments        7,529,916           34,648,104            2,219,578      6,175,558        50,573,156
                        -----------          -----------          -----------    -----------      ------------
Total income             19,606,070           61,597,757            9,869,914     22,084,773       113,158,514


EXPENSES
- --------

Participant benefits     (1,452,735)          (4,552,335)            (901,206)    (3,817,716)      (10,723,992)
                        -----------          -----------          -----------    -----------      ------------
Net income               18,153,335           57,045,422            8,968,708     18,267,057       102,434,522

Interfund transfers      (1,316,962)           1,969,501           (1,116,415)       463,876                 0

Transfer of assets
  to the Plan                 4,743               13,425               19,279          7,072            44,519

Transfer of assets
  to MCI Consumer
   Markets 401(k)        (1,568,056)           (3,965,925)           (903,411)    (2,911,343)       (9,348,735)

Net assets available for
  benefits at beginning
  of year                34,043,444            80,770,907          22,395,027     68,080,694       205,290,072
                        -----------           -----------         -----------    -----------      ------------
Net assets available for
  benefits at
   end of year          $49,316,504          $135,833,330         $29,363,188    $83,907,356      $298,420,378
                        ===========           ===========         ===========    ===========      ============

NOTE 4 - PARTICIPANT ACCOUNTS

As of December 31, 1993 and 1992, the Plan held 4,714,566 and 2,004,857 shares of MCI Communications Corporation common stock at fair market values of $133,186,490 and $79,442,459, respectively. Of these shares, 501,306 and 452,408 were contributed by the Company during the Plan years ended December 31, 1993 and 1992, respectively, as the Company's matching contributions. As of December 31, 1993 and 1992, the Plan's benefit claims payable was $10,098,348 and $10,544,171, which includes 191,270 and 83,244 shares of MCI

Communications Corporation common stock at fair market values of $5,403,378 and $2,101,857, respectively.

Benefit claims payable represent the account balances of participants who have terminated from the Company and have not received a distribution as of year end.

NOTE 5 - TRANSFER OF ASSETS FROM PLAN

During the year ended December 31, 1993 certain participants transferred between the MCI Communications Retirement Savings Plan and the MCI Consumer Markets 401(k) and ESOP. Effective July 1, 1993 and October 1, 1993 participant account balances were transferred between the plans. Assets valued at $9,348,735 including 90,435 shares of MCI Communications Corporation Common Stock at a fair market value of $3,848,004 were transferred from the MCI Communications Retirement Savings Plan to the MCI Consumer Markets 401(k) and ESOP.

NOTE 6 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part IV of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k), which, as amended through December 12, 1986, has been determined by the IRS to be qualified under Section 401 of the Internal Revenue Code. Within the time frame allowed by the IRS, the Company will file for a determination letter from the IRS covering amendments adopted subsequent to December 12, 1986. The Plan Administrator anticipates receiving a favorable determination from the IRS on these amendments.

NOTE 7 - SUBSEQUENT EVENTS

Effective January 1, 1994 the assets of the Plan were merged with the assets of the MCI Consumer Markets 401(k) Plan and have become part of a master trust held by the Plan's trustee. Each plan will have an undivided interest in the assets of the trust and ownership is represented by a record of proportionate dollar interest or units of participation.

Effective January 1, 1994 Putnam Investments assumed the role of Plan Administrator and Recordkeeper. The Plan also increased the investment options to sixteen funds. Daily valuations, weekly loans and distributions, and monthly loan rate changes are also in effect as of January 1, 1994. Also effective 1/1/94, the Company match increased from fifty cents ($.50) to sixty seven cents ($.67) on each dollar contributed up to six percent (6%) of elective contributions.

                                          SCHEDULE I




                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1993
                             ADDITIONAL INFORMATION

                                                                FAIR
                                   NUMBER                     VALUE AT
DESCRIPTION/ISSUER                OF SHARES        COST       12/31/93
- -------------------             ------------   ------------ ------------

LOANS TO PARTICIPANTS

    Participant loan accounts                  $  6,610,507 $  6,610,567
                                               ------------ ------------
INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE

  * Mellon Bank Temporary
      Investment Fund                             6,257,468    6,257,468
                                               ------------ ------------
    Total interest in collective
      investment funds of trustee                 6,257,468    6,257,468
                                               ------------ ------------
INTEREST IN REGISTERED INVESTMENT
  COMPANY

    Laurel Funds Inc.
     S&P Stock Index               2,817,841    28,828,724    28,854,690

    Putnam Voyager Fund            4,085,382     36,926,452   48,983,727
                                               ------------ ------------
    Total interest in registered
      investment company                         65,755,176   77,838,417
                                               ------------ ------------


GUARANTEED INVESTMENT CONTRACTS

    Allstate Life Insurance Company               5,451,317    5,451,317

    John Hancock Mutual Life Insurance           11,305,311   11,305,311

    Aetna Life Insurance                         16,749,045   16,749,045

    Metropolitan Life Insurance                  11,475,262   11,475,262

    New York Life Insurance                      10,801,893   10,801,893

    Principal Mutual Life Insurance              18,115,855   18,115,855
                                               ------------ ------------
    Total guaranteed investment
      contracts                                  73,898,683   73,898,683
                                               ------------ ------------
COMMON STOCK

  * MCI Communications Corporation 4,714,566     99,782,352  133,186,490
                                               ------------  -----------

    TOTAL INVESTMENTS                          $252,304,186 $297,791,625
                                               ============ ============

  * Party-in-interest investment






























                                    Page 12

                                                             SCHEDULE II


                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED December 31, 1993
                             ADDITIONAL INFORMATION



Transactions or series of transactions exceeding 5% of the beginning fair value of plan assets for the plan year January 1, 1993 to December 31, 1993 are considered reportable transactions. Fair value at January 1, 1993 is $205,290,072. Five percent (5%) of fair value is $10,264,504.

                                Purchases                        Sales
                              --------------      --------------------------------------------
Description/Issuer            Purchase Price       Sale Price    Cost of Asset  Gain
- ------------------            --------------      --------------------------------------------
  Laurel S & P Fund            $28,828,724
                              ( 2 purchases)

  Aetna Life                    $16,212,964
    Investment Fund           ( 2 purchases)


 *Mellon Bank Temporary         $32,564,405      $27,038,098      $27,038,098    $    0
    Investment Fund           (398 purchases)    (217 sales)

 *Mellon EB Stock Index Fund    $ 6,063,253      $23,445,544      $23,445,544    $    0
                              ( 23 purchases)    (  2 sales)

  Aetna Life                                     $15,454,145      $15,454,145    $    0
    Investment Fund                              (  1 sale )


  John Hancock Mutual           $ 7,108,104      $ 4,302,305      $ 4,302,305    $    0
    Life Insurance            ( 45 purchases)    (  2 sales)


 *Party-in-interest transaction

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Communications Corporation Employee Stock Ownership Plan and 401 (k) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            MCI COMMUNICATIONS CORPORATION
                                            RETIREMENT SAVINGS PLAN - PART
                                            IV OF THE MCI COMMUNICATIONS
                                            CORPORATION EMPLOYEE STOCK
                                            OWNERSHIP PLAN AND 401(k)


Date:  June 28, 1994                        BY  Brad E. Sparks
                                            -----------------------------
                                            Brad E. Sparks
                                            Vice President and Controller
                                            MCI Communications Corporation